Torys LLP 1114 Avenue of the Americas, 23rd Floor New York, New York 10036.7703 USA Telephone: 212.880.6000 Facsimile: 212.682.0200 www.torys.com

December 21, 2017

VIA EDGAR

Mr. Courtney Lindsay

Staff Attorney

Division of Corporate Finance

Office of Telecommunications

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	RhythmOne plc

Amendment No. 1 to Draft Registration Statement on Form F-4

Submitted December 18, 2017

CIK No. 0001713721

Dear Mr. Lindsay:

On behalf of our client, RhythmOne plc (“RhythmOne”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter of December 20, 2017 (the “Comment Letter”) with respect to RhythmOne’s Amendment No. 1 to the draft registration statement on Form F-4 (the “Draft Registration Statement”).

On the date hereof, RhythmOne is submitting the revised draft Registration Statement (the “Amended Draft Registration Statement”) incorporating the revisions described herein and includes other changes intended to update, clarify and render more complete the information contained therein. For the convenience of the Staff and to facilitate the Staff’s review of the Amended Draft Registration Statement, RhythmOne is supplementally providing with this letter a marked copy of the Amended Registration Statement against the Draft Registration Statement as confidentially submitted on December 18, 2017.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided RhythmOne’s responses immediately following each numbered comment. Unless otherwise noted, page references in the text of this letter correspond to the pages in the Amended Draft Registration Statement. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Amended Draft Registration Statement.

Questions and Answers About the Offer

What are the material United States federal income tax consequences of the Transactions to YuMe stockholders?, page 12

1.

Please revise your tax consequences disclosure to prominently state that “[a]pplication of Section 368(a),” the qualification of the Offer and the Mergers as a reorganization is uncertain. Thus, no representation is made as to whether the Offer and the Mergers will qualify as a reorganization for U.S. federal income tax purposes, nor will YuMe or RhythmOne seek or obtain either a ruling from the IRS or an opinion of legal counsel regarding the tax consequences of the Transactions.“ We note your disclosure on page 222.

Response.

RhythmOne has revised the disclosure on pages 12, 20 and 227 to address the Staff’s comment.

2.

Revise your tax consequences disclosure to eliminate the perception that this will be a tax free reorganization to YuMe stockholders, i.e., we note your leading sentences discuss the tax treatment in these terms using such language as “provided that” the transaction is treated as such reorganization. Expand your disclosure to include the information from your response that “the Second Merger, is a private transaction involving only RhythmOne and its affiliates and the tax-free consequences would apply only to these parties and not to YuMe stockholders.”

Response.

RhythmOne has revised the disclosure on pages 12, 20 and 227 to address the Staff’s comment by eliminating the perception that the reorganization will be tax-free. RhythmOne has expanded the disclosure on page 230 to address the Staff’s comment regarding the Second Merger.

Management’s Discussion and Analysis of RhythmOne

Six Months Ended September 30, 2017 Compared with Six Months Ended September 30, 2016 Revenue, page 169

3.

We note the revenue growth in your programmatic platform as you benefited from the acquisitions of Perk and RadiumOne. We also note that programmatic revenues now account for 88% of total revenues. Please clarify and disclose what percentage of the growth in your programmatic revenues was attributable to acquisitions versus organic growth.

Response.

RhythmOne has revised the disclosure on page 170 to address the Staff’s comment.

Yours truly,

/s/ Mile T. Kurta

Mile T. Kurta

Enclosure

cc:	Kathryn Jacobson

Robert Littlepage

Celeste Murphy

Christina Chalk

(Securities and Exchange Commission)

Amy Hastings

(RhythmOne plc)

James Masetti

(Pillsbury Winthrop Shaw Pittman LLP)

3